UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EROS INTERNATIONAL PLC

(Name of Issuer)

A Ordinary Shares, Par Value GBP 0.30 per Share

(Title of Class of Securities)

B86NL05

(CUSIP Number)

Michelle Lynd

Dalton Investments LLC

1601 Cloverfield Boulevard, Suite 5050 North

Santa Monica, CA 90404

(424) 231-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dalton Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,972,654
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,972,654
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) IA, OO

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s (as defined in Item 1 herein) Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosenwald Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) IA, CO

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. Rosenwald III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000
	8.	Shared Voting Power 1,972,654
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power 1,972,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven Persky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,972,654
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,972,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gifford Combs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,972,654
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,972,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Belita Ong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,972,654
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,972,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Hebert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,972,654
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,972,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michelle Lynd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,972,654
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,972,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

Item 1.	Security and Issuer

This Schedule 13D relates to the A ordinary shares (the “Shares”) of Eros International Plc, an Isle of Man public limited company (the “Issuer”). The address of the principal executive offices of the Issuer is 550 County Avenue, Secaucus, New Jersey 07094.

Item 2.	Identity and Background

(a)	This statement on Schedule 13D is filed by the entities and persons listed below (collectively, the “Reporting Persons”).

The Management Companies

Dalton Investments LLC, a California limited liability company (“Dalton”), is the investment manager of one or more advisory clients and (ii) Rosenwald Capital Management, Inc., a relying adviser of Dalton for purposes of Dalton’s SEC registration and a New York corporation (“RCM”), is the investment manager of one or more advisory clients (such advisory clients of Dalton and RCM collectively being the “Advisory Clients”).

The Individual Reporting Persons

Each of the following persons is a member of Dalton’s management committee (“Dalton’s Management Committee”): James B. Rosenwald III (“Mr. Rosenwald”), Steven Persky (“Mr. Persky”), Gifford Combs (“Mr. Combs”), Belita Ong (“Ms. Ong”), Arthur Hebert (“Mr. Hebert”) and Michelle Lynd (“Ms. Lynd”) (such persons collectively being the “Dalton Individual Reporting Persons”).

Mr. Rosenwald also serves as Chairman and Chief Executive Officer of RCM (in such capacity, the “RCM Individual Reporting Person”).

(b)	The principal business address of Dalton and each Dalton Individual Reporting Person (solely in their capacity as members of Dalton’s Management Committee) is 1601 Cloverfield Boulevard, Suite 5050 North Santa Monica, CA 90404.

The principal business address of each of RCM and Mr. Rosenwald (solely in his capacity as the RCM Individual Reporting Person) is Pier Plaza, 121 W. Torrance Blvd., Suite 100, Redondo Beach, CA 90277.

(c)	The principal business of each of Dalton and RCM is that of a registered investment adviser engaging in the purchase and sale of investments for Advisory Clients.

The principal occupation of Mr. Rosenwald is serving in certain capacities for Dalton (including Dalton’s Asia Strategy Chief Investment Officer and Co-Chair of Dalton’s Management Committee) and serving as Chairman and Chief Executive Officer of RCM. The principal occupations of Mr. Persky, Mr. Combs, Ms. Ong, Mr. Hebert and Ms. Lynd are serving in certain capacities for Dalton (including serving as members of Dalton’s Management Committee).

(d)	During the last five years, none of the Reporting Persons or any of the Advisory Clients has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or any of the Advisory Clients has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dalton is a California limited liability company. RCM is a New York corporation. The Dalton Individual Reporting Persons are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital of the Advisory Clients to purchase the 2,002,654 Shares reported herein (the “Owned Shares”). The total purchase price for the Owned Shares was $36,899,175, including brokerage commissions.

The Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares with the belief that the Shares were undervalued and represent an attractive investment opportunity given the Issuer’s market position as a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media – including its subscriber-based ErosNow.

The Reporting Persons seek to engage in constructive discussions with the Issuer and Issuer’s management and board of directors, other shareholders of the Issuer and other persons that may relate to corporate governance, board composition, management, operations, business, financial condition and strategic plans for the Issuer. The Reporting Persons believe that adopting additional governance measures such as including a director who is independent of the Issuer but associated with a minority, unaffiliated shareholder and fostering further transparency on the Issuer’s management of potential conflicts of interest could mitigate future market concerns as a catalyst for volatility in the Share price.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, portfolio concentrations and other portfolio guidelines for the respective Advisory Clients, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments as they deem appropriate, including, without limitation, purchasing additional Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings relating to the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Item 5 and in the rest of this Schedule 13D are calculated based upon an aggregate of 31,982,488 Shares outstanding on March 31, 2015 as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

(a)-(b)	As of 12:00 p.m., Los Angeles time, on November 2, 2015, Dalton may be deemed to be the beneficial owner of 1,972,654 Shares, constituting approximately 6.2% of the Issuer’s outstanding Shares. By virtue of their positions as control persons of Dalton, the Dalton Individual Reporting Persons may be deemed to share beneficial ownership of such Shares. RCM may be deemed to be the beneficial owner of 30,000 Shares, constituting approximately 0.1% of the Issuer’s outstanding Shares. By virtue of his position as a control person of RCM, the RCM Individual Reporting Person may be deemed to be the beneficial owner of such Shares.

(c)	Except as set forth on Exhibit B attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Persons.

(d)	The Advisory Client investors have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts in accordance with their respective operating agreements or investment advisory agreements. However, the Advisory Client investors do not have the right to direct the purchase, sale or vote of the Shares held in their accounts.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference herein.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2015

Dalton Investments LLC

By:	/s/ James B. Rosenwald III
Name: James B. Rosenwald III
Title: Managing Member

Rosenwald Capital Management, Inc.

By:	/s/ James B. Rosenwald III
Name: James B. Rosenwald III
Title: Chairman and Chief Executive Officer

/s/ James B. Rosenwald III
James B. Rosenwald III

/s/ Stephen Persky
Stephen Persky

/s/ Gifford Combs
Gifford Combs

/s/ Belita Ong
Belita Ong

/s/ Arthur Hebert
Arthur Hebert

/s/ Michelle Lynd
Michelle Lynd